UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40472

A2Z CUST2MATE SOLUTIONS CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-271226), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 12, 2025, A2Z Cust2Mate Solutions Corp. (the “Company”) (Nasdaq: AZ), a company incorporated in British Columbia, Canada (the “Company”), entered into a share purchase agreement (the “Agreement”) pursuant to which it sold its wholly-owned subsidiary Isramat Ltd., a company organized under the laws of Israel (“Isramat”), to a purchaser incorporated in Ontario, Canada (the “Purchaser”) for a purchase price of 3,250,000 ILS and waived 6,310,690 ILS of debt owed to it by Isramat. The Purchaser is affiliated with Ben-Tsur Joseph, a director of the Company, and the Agreement and related transactions were approved by all of the non-interested directors of the Company. The Company received a fairness opinion of Neville Weitzman Consultants in connection with this transaction.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as exhibit 99.1 to this Report on Form 6-K is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z Cust2Mate Solutions CORP.
(Registrant)

Date: June 12, 2025	By	/s/ Gadi Graus
Gadi Graus
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Share Purchase Agreement.